                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
                              AT THE SUPERIOR PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

                  INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
                              AT THE SUPERIOR PLANT


                                                                   Page
Report of Independent Public Accountants                             1

Audited Financial Statements

Statements of Net Assets Available for Benefits                      2
Statement of Changes in Net Assets Available for Benefits            4
Notes to Financial Statements                                        5

Signature                                                           27

Consent of Independent Public Accountants                           28

                              FINANCIAL STATEMENTS

                      COOPER CAMERON CORPORATION SELECTED
                      INDIVIDUAL ACCOUNT RETIREMENT PLANS

                           DECEMBER 31, 1998 AND 1997

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                              Financial Statements


                           December 31, 1998 and 1997





                                    CONTENTS

Report of Independent Public Accountants.....................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements................................................5

                        [ERNST & YOUNG LLP LETTERHEAD]



                         Report of Independent Auditors

Participants and Administrator
Cooper Cameron Corporation Selected
   Individual Account Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Selected Individual Account Retirement Plans, listed on pages 2 and 3, at December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 1998 and 1997, and changes in their net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                /s/ ERNST & YOUNG LLP

June 11, 1999

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                Statements of Net Assets Available for Benefits


                               December 31, 1998


                                                                                         EMPLOYER              EMPLOYEE
   PLAN                                                                               CONTRIBUTIONS         CONTRIBUTIONS
   NO.                                   PLAN NAME                                      RECEIVABLE            RECEIVABLE
------------------------------------------------------------------------------------------------------------------------------
   005    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Buffalo, New York Plant                         $    33,626            $   43,535

   006    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Grove City Facility                                  53,732                42,856

   007    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Missouri City, Texas Facility                        15,628                12,199

   008    Individual Account Retirement Plan for Hourly-Paid Employees at the
             Cooper Cameron Corporation Mount Vernon Plant                                   86,164                70,738

   010    Individual Account Retirement Plan for Cooper Cameron Corporation
             Hourly Employees, IAM, at the Superior Plant                                    16,705                16,090



                                                                                          PLAN INTEREST IN
                                                                                            COOPER CAMERON
                                                                                            CORPORATION
                                                                                          MASTER TRUST FOR
                                                                                               DEFINED               NET ASSETS
   PLAN                                                                                  CONTRIBUTION PLANS        AVAILABLE FOR
   NO.                                   PLAN NAME                                          (Notes 1 and 2)           BENEFITS
---------------------------------------------------------------------------------------------------------------------------------
   005    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Buffalo, New York Plant                            $     7,459,656        $     7,536,817

   006    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Grove City Facility                                     16,017,669             16,114,257

   007    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Missouri City, Texas Facility                            5,959,628              5,987,455

   008    Individual Account Retirement Plan for Hourly-Paid Employees at the
             Cooper Cameron Corporation Mount Vernon Plant                                      18,611,814             18,768,716

   010    Individual Account Retirement Plan for Cooper Cameron Corporation
             Hourly Employees, IAM, at the Superior Plant                                        3,308,643              3,341,438


See accompanying notes.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

          Statements of Net Assets Available for Benefits (continued)


                               December 31, 1997



                                                                                         EMPLOYER              EMPLOYEE
   PLAN                                                                               CONTRIBUTIONS         CONTRIBUTIONS
   NO.                                   PLAN NAME                                      RECEIVABLE            RECEIVABLE
------------------------------------------------------------------------------------------------------------------------------
   005    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Buffalo, New York Plant                         $    32,948          $     45,779

   006    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Grove City Facility                                  51,473                49,655

   007    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Missouri City, Texas Facility                        36,442                34,298

   008    Individual Account Retirement Plan for Hourly-Paid Employees at the
             Cooper Cameron Corporation Mount Vernon Plant                                  112,736               104,669

   010    Individual Account Retirement Plan for Cooper Cameron Corporation
             Hourly Employees, IAM, at the Superior Plant                                     9,863                21,204


                                                                                          PLAN INTEREST IN
                                                                                            COOPER CAMERON
                                                                                            CORPORATION
                                                                                          MASTER TRUST FOR
                                                                                               DEFINED               NET ASSETS
   PLAN                                                                                  CONTRIBUTION PLANS        AVAILABLE FOR
   NO.                                   PLAN NAME                                          (Notes 1 and 2)           BENEFITS
---------------------------------------------------------------------------------------------------------------------------------
   005    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Buffalo, New York Plant                         $     6,466,160        $     6,544,887

   006    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Grove City Facility                                  15,612,125             15,713,253

   007    Individual Account Retirement Plan for Bargaining Unit Employees at the
             Cooper Cameron Corporation Missouri City, Texas Facility                         7,344,404              7,415,144

   008    Individual Account Retirement Plan for Hourly-Paid Employees at the
             Cooper Cameron Corporation Mount Vernon Plant                                   16,971,920             17,189,325

   010    Individual Account Retirement Plan for Cooper Cameron Corporation
             Hourly Employees, IAM, at the Superior Plant                                     2,839,927              2,870,994



See accompanying notes.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 1998


                                                                      NET ASSETS
                                                                    AVAILABLE FOR
 PLAN                                                                BENEFITS AT              EMPLOYER            EMPLOYEE
 NO.                             PLAN NAME                          JANUARY 1, 1998         CONTRIBUTIONS       CONTRIBUTIONS
------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                               $     6,544,887          $   393,357           $   514,746

   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                        15,713,253             672,755                587,249

   007   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Missouri City, Texas Facility                               7,415,144             280,791                260,853

   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                               17,189,325           1,121,587                963,787

   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                       2,870,994             221,435                205,873

                                                                                           NET INVESTMENT
                                                                                          GAIN (LOSS) FROM
                                                                                           COOPER CAMERON
                                                                                          CORPORATION MASTER
                                                                                           TRUST FOR DEFINED         OTHER
                                                                                          CONTRIBUTION PLANS       CHANGES IN
 PLAN                                                                   BENEFIT           (NET OF EXPENSES)         NET ASSETS
 NO.                             PLAN NAME                              PAYMENTS           (Notes 1 and 2)           (Note 5)
------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                               $      (125,890)         $     247,252          $   (37,535)

   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                        (1,601,652)               706,891               35,761

   007   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Missouri City, Texas Facility                              (1,420,123)              (538,293)             (10,917)

   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                                 (986,703)               526,320              (45,600)

   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                        (116,494)               170,751              (11,121)


                                                                     NET ASSETS
                                                                    AVAILABLE FOR
 PLAN                                                                BENEFITS AT
 NO.                             PLAN NAME                         DECEMBER 31, 1998
-------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                               $    7,536,817

   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                       16,114,257

   007   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Missouri City, Texas Facility                              5,987,455

   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                              18,768,716

   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                      3,341,438


See accompanying notes.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                         Notes to Financial Statements


                               December 31, 1998


1. SIGNIFICANT ACCOUNTING PRINCIPLES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Selected Individual Account Retirement Plans (the "Plans") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

At December 31, 1998 and 1997, investments of the Plans consisted of beneficial interests in the following separate investment accounts of the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"):
Company Stock Fund, Fidelity Growth Company Fund, Fixed Income Fund, Money Market Fund, Stock Market Fund, and Vanguard Balanced Index Fund (collectively, the "Funds"), as described in Note 2. The Plans' beneficial interest percentages in each investment account at December 31, 1998 and 1997 are disclosed in Note 8.

The Funds' security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Funds' investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in The Chase Manhattan Bank, N.A. Pooled Investment Trust for Employee Benefit Plans II - Cash Investment Fund ("Chase Cash Investment Fund") are stated at cost, which approximates fair value. All other mutual funds and common/collective funds are valued at fair market value based upon the quoted market values of the underlying assets.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (Continued)



1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Investment contracts within the Fixed Income Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income reduced for any reductions in the estimated value of the investment contract.

Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

FUNDING POLICY

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates. This contribution is also paid for each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elected. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods.

All Plans allow for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the following funds within the Master Trust: Stock Market Fund, Money Market Fund, Fixed Income Fund, Fidelity Growth Company Fund, Vanguard Balanced Index Fund, or the Company Stock Fund ("allocable funds"). Allocations among the funds may be changed at the participant's discretion on a daily basis.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (Continued)



2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Funds is the collective investment of the assets of participating employee benefit plans of the Company. The Funds' assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets of the Funds. Certain funds include assets of other employee benefit plans in addition to those included in these financial statements.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)



2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:


                                                                                               FIDELITY
                                                                              COMPANY           GROWTH               FIXED
                                                                               STOCK            COMPANY              INCOME
DECEMBER 31, 1998                                                               FUND             FUND                 FUND
                                                                         -------------------------------------------------------
Assets:
   Accrued investment income                                              $          8,363   $             -     $        29,456
   Net unsettled sales of investments                                                    -                 -                   -
   Investments at fair value as determined by quoted market prices:
      Chase Cash Investment Fund                                                 1,748,278                 -           5,850,633
      Cooper Cameron Corporation common stock                                   51,949,016                 -                   -
      Fidelity Growth Company Fund                                                       -        24,978,405                   -
      U.S. Stock Index Fund                                                              -                 -                   -
      Vanguard Balanced Index Fund                                                       -                 -                   -
   Investments at estimated fair value or contract value:
      Investment contracts                                                               -                 -          75,756,490
      Loans to participants                                                              -                 -                   -
      Plan loans                                                                         -                 -           1,271,364
                                                                         -----------------   ---------------     ---------------
   Total investments                                                            53,697,294        24,978,405          82,878,487
                                                                         -----------------   ---------------     ---------------
Total assets                                                                    53,705,657        24,978,405          82,907,943
                                                                         -----------------   ---------------     ---------------

Liabilities:
   Net unsettled purchases of investments                                          247,974                 -                   -
                                                                         -----------------   ---------------     ---------------
Net assets available to participating plans                              $      53,457,683   $    24,978,405     $    82,907,943
                                                                         =================   ===============     ===============


                                                                                                                VANGUARD
                                                                              MONEY            STOCK            BALANCED
                                                                             MARKET            MARKET             INDEX
DECEMBER 31, 1998                                                             FUND              FUND              FUND
                                                                         ----------------------------------------------------
Assets:
   Accrued investment income                                              $        86,540  $         3,698   $             -
   Net unsettled sales of investments                                                   -          161,000                 -
   Investments at fair value as determined by quoted market prices:
      Chase Cash Investment Fund                                               20,110,412          839,027                 -
      Cooper Cameron Corporation common stock                                           -                -                 -
      Fidelity Growth Company Fund                                                      -                -                 -
      U.S. Stock Index Fund                                                             -       86,308,328                 -
      Vanguard Balanced Index Fund                                                      -                -        39,354,834
   Investments at estimated fair value or contract value:
      Investment contracts                                                              -                -                 -
      Loans to participants                                                             -                -                 -
      Plan loans                                                                        -                -                 -
                                                                          ---------------  ---------------   ---------------
   Total investments                                                           20,110,412       87,147,355        39,354,834
                                                                          ---------------  ---------------   ---------------
Total assets                                                                   20,196,952       87,312,053        39,354,834
                                                                          ---------------  ---------------   ---------------

Liabilities:
   Net unsettled purchases of investments                                               -                -                 -
                                                                          ---------------  ---------------   ---------------
Net assets available to participating plans                               $    20,196,952  $    87,312,053   $    39,354,834
                                                                          ===============  ===============   ===============

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                                               FIDELITY
                                                                              COMPANY           GROWTH             FIXED
                                                                               STOCK            COMPANY            INCOME
DECEMBER 31, 1997                                                               FUND             FUND               FUND
                                                                         -----------------------------------------------------
Assets:
   Accrued investment income                                              $          9,336   $             -   $        47,042
   Investments at fair value as determined by quoted market prices:
      Chase Cash Investment Fund                                                 1,786,660                 -        12,699,017
      Chase S&P 500 Index Fund                                                           -                 -                 -
      Cooper Cameron Corporation common stock                                  107,599,486                 -                 -
      Fidelity Growth Company Fund                                                       -        16,795,005                 -
      Vanguard Balanced Index Fund                                                       -                 -                 -
   Investments at estimated fair value or contract value:
      Investment contracts                                                               -                 -        63,089,937
                                                                          ----------------   ---------------   ---------------
   Total investments                                                           109,386,146        16,795,005        75,788,954
                                                                          ----------------   ---------------   ---------------
Net assets available to participating plans                               $    109,395,482   $    16,795,005   $    75,835,996
                                                                          ================   ===============   ===============


                                                                                                                 VANGUARD
                                                                               MONEY            STOCK            BALANCED
                                                                              MARKET           MARKET             INDEX
DECEMBER 31, 1997                                                              FUND             FUND              FUND
                                                                         ----------------------------------------------------
Assets:
   Accrued investment income                                               $        71,465  $        90,190   $             -
   Investments at fair value as determined by quoted market prices:
      Chase Cash Investment Fund                                                14,766,289        1,057,597                 -
      Chase S&P 500 Index Fund                                                           -       59,303,072                 -
      Cooper Cameron Corporation common stock                                            -                -                 -
      Fidelity Growth Company Fund                                                       -                -                 -
      Vanguard Balanced Index Fund                                                       -                -        18,723,573
   Investments at estimated fair value or contract value:
      Investment contracts                                                               -                -                 -
                                                                           ---------------  ---------------   ---------------
   Total investments                                                            14,766,289       60,360,669        18,723,573
                                                                           ---------------  ---------------   ---------------
Net assets available to participating plans                                $    14,837,754  $    60,450,859   $    18,723,573
                                                                           ===============  ===============   ===============

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)



2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments for the separate investment accounts of the Master Trust are as follows:

                                                                                                                FIDELITY
                                                                                              COMPANY            GROWTH
                                                                                               STOCK            COMPANY
YEAR ENDED DECEMBER 31, 1998                                                                   FUND               FUND
                                                                                        ------------------------------------
Net appreciation (depreciation) in fair value of investments as determined by quoted market prices:
      Chase S&P 500 Index Fund                                                          $               -     $            -
      Cooper Cameron Corporation common stock                                                 (63,125,161)                 -
      Fidelity Growth Company Fund                                                                      -          3,282,821
      U.S. Stock Index Fund                                                                             -                  -
      Vanguard Balanced Index Fund                                                                      -                  -
                                                                                        -----------------     --------------
                                                                                              (63,125,161)         3,282,821
Interest and dividends                                                                            344,981          1,715,458
                                                                                        -----------------     --------------
                                                                                        $     (62,780,180)    $    4,998,279
                                                                                        =================     ==============


                                                                                             FIXED            MONEY
                                                                                            INCOME            MARKET
YEAR ENDED DECEMBER 31, 1998                                                                 FUND              FUND
                                                                                        -------------------------------
Net appreciation (depreciation) in fair value of investments as determined by quoted market prices:
      Chase S&P 500 Index Fund                                                          $              -    $         -
      Cooper Cameron Corporation common stock                                                          -              -
      Fidelity Growth Company Fund                                                                     -              -
      U.S. Stock Index Fund                                                                            -              -
      Vanguard Balanced Index Fund                                                                     -              -
                                                                                        ----------------    -----------
                                                                                                       -              -
Interest and dividends                                                                         5,022,488        914,303
                                                                                        ----------------    -----------
                                                                                        $      5,022,488    $   914,303
                                                                                        ================    ===========


                                                                                                              VANGUARD
                                                                                             STOCK            BALANCED
                                                                                             MARKET            INDEX
YEAR ENDED DECEMBER 31, 1998                                                                  FUND              FUND
                                                                                        ----------------------------------
Net appreciation (depreciation) in fair value of investments as determined by quoted market prices:
      Chase S&P 500 Index Fund                                                           $    14,105,672   $            -
      Cooper Cameron Corporation common stock                                                          -                -
      Fidelity Growth Company Fund                                                                     -                -
      U.S. Stock Index Fund                                                                    3,653,901                -
      Vanguard Balanced Index Fund                                                                     -        4,572,042
                                                                                         ---------------   --------------
                                                                                              17,759,573        4,572,042
Interest and dividends                                                                         1,053,346        1,039,822
                                                                                         ---------------   --------------
                                                                                         $    18,812,919   $    5,611,864
                                                                                         ===============   ==============

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The Fixed Income Fund invests in actively managed Synthetic Bank and Insurance Company Investment Contracts ("SICs") and in Guaranteed Investment Contracts ("GICs"). The GICs are promises by insurance companies or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised of corporate bonds, asset backed bonds, mutual funds, and common trust funds with a fair value of $55,573,148 and $27,501,143 at December 31, 1998 and 1997,
respectively. The contract values of the SICs at December 31, 1998 and 1997 were $54,603,992 and $27,069,062, respectively.

Interest crediting rates on the contracts in the Fixed Income Fund are generally determined at the time of purchase. At December 31, 1998 the interest crediting rates for all contracts ranged from 5.7% to 9.5%. At December 31, 1997 the interest crediting rates for all contracts ranged from 5.5% to 9.5%.

For 1998 and 1997, the average annual yield for the investment contracts in the Fixed Income Fund was 6.4% and 6.6%, respectively. At December 31, 1998 and 1997, fair value of the investment contracts in the Fund was estimated to be approximately 102% and 101% of contract value, respectively. Fair value was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract.

3. DESCRIPTION OF THE PLANS

Each of the Plans is a profit sharing plan which provides payments to eligible employees of the respective plans at termination, retirement, death, or disability.

Should the Plans terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payments in lump sum.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


3. DESCRIPTION OF THE PLANS (CONTINUED)

Information about the Plans, the funding, vesting, and benefit provisions is contained in each Plan's Summary Plan Description. Copies of these pamphlets are available at the Company's corporate office.

4. INCOME TAX STATUS

The Plans have been designed to meet the requirements of the Internal Revenue Code ("IRC") under Sections 401(a) and 501(a) and, therefore, are not subject to tax under present income tax laws. Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualifications. A favorable determination has been obtained for each of the Plans in which the Internal Revenue Service stated that each Plan, as then designed, was in compliance with the applicable requirements of the IRC. All Plans have been amended since receiving their determination letters. However, the Company believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC.

5. OTHER CHANGES IN NET ASSETS

For the year ended December 31, 1998, net asset admissions (withdrawals) represent the following:

                      NET TRANSFERS OF PARTICIPANTS' ACCOUNT BALANCES (TO) OR FROM THE COOPER CAMERON
     PLAN NO.                               CORPORATION RETIREMENT SAVINGS PLAN
-----------------------------------------------------------------------------------------------------------
       005                                         $    (37,535)
       006                                         $     35,761
       007                                         $    (10,917)
       008                                         $    (45,600)
       010                                         $    (11,121)

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


6. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plans' information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plans' operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modifications of data processing systems of either the Plans, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plans. Plan management has developed a contingency plan in the event that all systems are not year 2000 ready.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500 at December 31, 1998:



                                                                                    NET ASSETS AVAILABLE    AMOUNTS ALLOCATED TO
                                                                                    FOR BENEFITS PER THE        WITHDRAWING
   PLAN NO.                                PLAN NAME                                FINANCIAL STATEMENTS        PARTICIPANTS
----------------------------------------------------------------------------------------------------------------------------------
     005      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Buffalo, New York Plant           $     7,536,817        $     (3,466)

     006      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Grove City Facility               $    16,114,257        $    (29,549)

     007      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Missouri City, Texas Facility     $     5,987,455        $   (514,644)

     008      Individual Account Retirement Plan for Hourly-Paid Employees at
                  the Cooper Cameron Corporation Mount Vernon Plant                   $    18,768,716        $     (2,010)

     010      Individual Account Retirement Plan for Cooper Cameron Corporation
                  Hourly Employees, IAM, at the Superior Plant                        $     3,341,438        $          -


                                                                                       NET ASSETS AVAILABLE      BENEFITS PAID TO
                                                                                         FOR BENEFITS PER        PARTICIPANTS PER
   PLAN NO.                                PLAN NAME                                        FORM 5500       THE FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------------
    005      Individual Account Retirement Plan for Bargaining Unit Employees
                 at the Cooper Cameron Corporation Buffalo, New York Plant              $     7,533,351         $     125,890

    006      Individual Account Retirement Plan for Bargaining Unit Employees
                 at the Cooper Cameron Corporation Grove City Facility                  $    16,084,708         $   1,601,652

    007      Individual Account Retirement Plan for Bargaining Unit Employees
                 at the Cooper Cameron Corporation Missouri City, Texas Facility        $     5,472,811         $   1,420,123

    008      Individual Account Retirement Plan for Hourly-Paid Employees at
                 the Cooper Cameron Corporation Mount Vernon Plant                      $    18,766,706         $     986,703

    010      Individual Account Retirement Plan for Cooper Cameron Corporation
                 Hourly Employees, IAM, at the Superior Plant                           $     3,341,438         $     116,494

                                                                                     LESS AMOUNTS
                                                                                     ALLOCATED TO         PLUS AMOUNTS ALLOCATED TO
                                                                                     WITHDRAWING                 WITHDRAWING
                                                                                    PARTICIPANTS AT             PARTICIPANTS AT
  PLAN NO.                                PLAN NAME                                DECEMBER 31, 1997         DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
   005    Individual Account Retirement Plan for Bargaining Unit Employees
              at the Cooper Cameron Corporation Buffalo, New York Plant            $          -               $      3,466

   006    Individual Account Retirement Plan for Bargaining Unit Employees
              at the Cooper Cameron Corporation Grove City Facility                $    (36,319)              $     29,549

   007    Individual Account Retirement Plan for Bargaining Unit Employees
              at the Cooper Cameron Corporation Missouri City, Texas Facility      $       (780)              $    514,644

   008    Individual Account Retirement Plan for Hourly-Paid Employees at
              the Cooper Cameron Corporation Mount Vernon Plant                    $          -               $      2,010

   010    Individual Account Retirement Plan for Cooper Cameron Corporation
              Hourly Employees, IAM, at the Superior Plant                         $       (242)              $          -

                                                                                       BENEFITS PAID TO
PLAN NO.                            PLAN NAME                                     PARTICIPANTS PER FORM 5500
-----------------------------------------------------------------------------------------------------------------------------------
  005    Individual Account Retirement Plan for Bargaining Unit Employees
             at the Cooper Cameron Corporation Buffalo, New York Plant                  $      129,356

  006    Individual Account Retirement Plan for Bargaining Unit Employees
             at the Cooper Cameron Corporation Grove City Facility                      $    1,594,882

  007    Individual Account Retirement Plan for Bargaining Unit Employees
             at the Cooper Cameron Corporation Missouri City, Texas Facility            $    1,933,987

  008    Individual Account Retirement Plan for Hourly-Paid Employees at
             the Cooper Cameron Corporation Mount Vernon Plant                          $      988,713

  010    Individual Account Retirement Plan for Cooper Cameron Corporation
             Hourly Employees, IAM, at the Superior Plant                               $      116,252


                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1997:



                                                                                      NET ASSETS AVAILABLE    AMOUNTS ALLOCATED TO
                                                                                      FOR BENEFITS PER THE        WITHDRAWING
   PLAN NO.                                PLAN NAME                                  FINANCIAL STATEMENTS       PARTICIPANTS
-----------------------------------------------------------------------------------------------------------------------------------
     005      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Buffalo, New York Plant
                                                                                      $     6,544,887         $         -
     006      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Grove City Facility
                                                                                      $    15,713,253         $   (36,319)
     007      Individual Account Retirement Plan for Bargaining Unit Employees
                  at the Cooper Cameron Corporation Missouri City, Texas Facility
                                                                                      $     7,415,144         $      (780)
     008      Individual Account Retirement Plan for Hourly-Paid Employees at
                  the Cooper Cameron Corporation Mount Vernon Plant
                                                                                      $    17,189,325         $         -
     010      Individual Account Retirement Plan for Cooper Cameron Corporation
                  Hourly Employees, IAM, at the Superior Plant
                                                                                      $     2,870,994         $      (242)


                                                                                      NET ASSETS AVAILABLE
                                                                                        FOR BENEFITS PER
PLAN NO.                                PLAN NAME                                          FORM 5500
-------------------------------------------------------------------------------------------------------------
  005      Individual Account Retirement Plan for Bargaining Unit Employees
               at the Cooper Cameron Corporation Buffalo, New York Plant                  $     6,544,887

  006      Individual Account Retirement Plan for Bargaining Unit Employees
               at the Cooper Cameron Corporation Grove City Facility                      $    15,676,934

  007      Individual Account Retirement Plan for Bargaining Unit Employees
               at the Cooper Cameron Corporation Missouri City, Texas Facility            $     7,414,364

  008      Individual Account Retirement Plan for Hourly-Paid Employees at
               the Cooper Cameron Corporation Mount Vernon Plant                          $    17,189,325

  010      Individual Account Retirement Plan for Cooper Cameron Corporation
               Hourly Employees, IAM, at the Superior Plant                               $     2,870,752


     Cooper Cameron Corporation Selected Individual Account Retirement Plans

8. FUND INFORMATION

Fund information for each of the plans is as follows:

        Individual Account Retirement Plan for Bargaining Unit Employees
                       at the Cooper Cameron Corporation
                     Buffalo, New York Plant (Plan No. 005)


                 Statements of Net Assets Available for Benefits


                                                      PLAN INTEREST                                       PLAN INTEREST
                                                       PERCENTAGE IN                                      PERCENTAGE IN
                                                      COOPER CAMERON                                      COOPER CAMERON
                                                  CORPORATION MASTER TRUST                               CORPORATION MASTER
                                                  FOR DEFINED CONTRIBUTION                               TRUST FOR DEFINED
                                                          PLANS                                         CONTRIBUTION PLANS
                                                         FUNDS AT                                            FUNDS AT
                                                     DECEMBER 31, 1998          DECEMBER 31              DECEMBER 31, 1997
                                                     (NOTES 1 AND 2)       1998              1997        (NOTES 1 AND 2)
                                                   ------------------------------------------------------------------------
ASSETS
Contributions receivable:
   Employer                                                          $      33,626   $       32,948
   Employee                                                                 43,535           45,779
                                                                     ------------------------------
Total contributions receivable                                              77,161           78,727

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans (Notes 1 and 2):
      Company Stock Fund                                   1.198%          640,204        1,045,144           0.955%
      Fidelity Growth Company Fund                         2.711%          677,241          456,114           2.716%
      Fixed Income Fund                                    2.009%        1,665,570        1,595,979           2.105%
      Money Market Fund                                    3.247%          655,818          388,982           2.622%
      Stock Market Fund                                    2.254%        1,968,259        1,321,261           2.186%
      Vanguard Balanced Index Fund                         4.707%        1,852,564        1,658,680           8.859%
                                                                     ------------------------------
Total Plan interest in Master Trust                                      7,459,656        6,466,160
                                                                     ------------------------------
Net assets available for benefits                                    $   7,536,817   $    6,544,887
                                                                     ==============================

See accompanying notes.

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

8. FUND INFORMATION (CONTINUED)

    Individual Account Retirement Plan for Bargaining Unit Employees at the
                           Cooper Cameron Corporation
                       Grove City Facility (Plan No. 006)


                 Statements of Net Assets Available for Benefits


                                                       PLAN INTEREST                                      PLAN INTEREST
                                                       PERCENTAGE IN                                      PERCENTAGE IN
                                                      COOPER CAMERON                                      COOPER CAMERON
                                                  CORPORATION MASTER TRUST                               CORPORATION MASTER
                                                  FOR DEFINED CONTRIBUTION                               TRUST FOR DEFINED
                                                          PLANS                                         CONTRIBUTION PLANS
                                                         FUNDS AT                                            FUNDS AT
                                                     DECEMBER 31, 1998          DECEMBER 31              DECEMBER 31, 1997
                                                     (NOTES 1 AND 2)       1998              1997        (NOTES 1 AND 2)
                                                   ------------------------------------------------------------------------
ASSETS
Contributions receivable:
   Employer                                                            $     53,732       $   51,473
   Employee                                                                  42,856           49,655
                                                                       -----------------------------
Total contributions receivable                                               96,588          101,128

Plan interest in Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans
    (Notes 1 and 2):
      Company Stock Fund                                 1.172%             626,524        1,329,771              1.216%
      Fidelity Growth Company Fund                       5.632%           1,406,744          991,647              5.904%
      Fixed Income Fund                                 10.703%           8,873,605        9,602,347             12.662%
      Money Market Fund                                  3.838%             775,164          216,684              1.460%
      Stock Market Fund                                  2.256%           1,969,584        1,393,916              2.306%
      Vanguard Balanced Index Fund                       6.012%           2,366,048        2,077,760             11.097%
                                                                       -----------------------------
Total Plan interest in Master Trust                                      16,017,669       15,612,125
                                                                       =============================
Net assets available for benefits                                      $ 16,114,257   $   15,713,253
                                                                       =============================


See accompanying notes.

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

8. FUND INFORMATION (CONTINUED)

    Individual Account Retirement Plan for Bargaining Unit Employees at the
                           Cooper Cameron Corporation
                  Missouri City, Texas Facility (Plan No. 007)


                 Statements of Net Assets Available for Benefits


                                                       PLAN INTEREST                                      PLAN INTEREST
                                                       PERCENTAGE IN                                      PERCENTAGE IN
                                                      COOPER CAMERON                                      COOPER CAMERON
                                                  CORPORATION MASTER TRUST                               CORPORATION MASTER
                                                  FOR DEFINED CONTRIBUTION                               TRUST FOR DEFINED
                                                          PLANS                                         CONTRIBUTION PLANS
                                                         FUNDS AT                                            FUNDS AT
                                                     DECEMBER 31, 1998          DECEMBER 31              DECEMBER 31, 1997
                                                     (NOTES 1 AND 2)       1998              1997        (NOTES 1 AND 2)
                                                   ------------------------------------------------------------------------
ASSETS
Contributions receivable:
   Employer                                                              $    15,628     $    36,442
   Employee                                                                   12,199          34,298
                                                                         ---------------------------
Total contributions receivable                                                27,827          70,740

Plan interest in Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans
    (Notes 1 and 2):
      Company Stock Fund                                 1.408%              752,609       1,490,548           1.363%
      Fidelity Growth Company Fund                       0.599%              149,731         147,829           0.880%
      Fixed Income Fund                                  4.865%            4,033,410       4,962,349           6.544%
      Money Market Fund                                  1.935%              390,833         113,309           0.764%
      Stock Market Fund                                  0.279%              243,503         288,840           0.478%
      Vanguard Balanced Index Fund                       0.990%              389,542         341,529           1.824%
                                                                         ---------------------------
Total Plan interest in Master Trust                                        5,959,628       7,344,404
                                                                         ===========================
Net assets available for benefits                                        $ 5,987,455     $ 7,415,144
                                                                         ===========================


See accompanying notes.

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

8. FUND INFORMATION (CONTINUED)

          Individual Account Retirement Plan for Hourly-Paid Employees
                       at the Cooper Cameron Corporation
                        Mount Vernon Plant (Plan No. 008)


                 Statements of Net Assets Available for Benefits


                                                       PLAN INTEREST                                      PLAN INTEREST
                                                       PERCENTAGE IN                                      PERCENTAGE IN
                                                      COOPER CAMERON                                      COOPER CAMERON
                                                  CORPORATION MASTER TRUST                               CORPORATION MASTER
                                                  FOR DEFINED CONTRIBUTION                               TRUST FOR DEFINED
                                                          PLANS                                         CONTRIBUTION PLANS
                                                         FUNDS AT                                            FUNDS AT
                                                     DECEMBER 31, 1998          DECEMBER 31              DECEMBER 31, 1997
                                                     (NOTES 1 AND 2)       1998              1997        (NOTES 1 AND 2)
                                                   ------------------------------------------------------------------------
ASSETS
Contributions receivable:
   Employer                                                              $   86,164   $      112,736
   Employee                                                                  70,738          104,669
                                                                       -----------------------------
Total contributions receivable                                              156,902          217,405

Plan interest in Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans
    (Notes 1 and 2):
      Company Stock Fund                                   3.606%         1,927,827        2,401,523          2.195%
      Fidelity Growth Company Fund                         7.360%         1,838,521        1,459,547          8.690%
      Fixed Income Fund                                    8.830%         7,320,643        7,456,623          9.833%
      Money Market Fund                                   10.654%         2,151,870        1,336,050          9.004%
      Stock Market Fund                                    2.751%         2,402,058        1,915,658          3.169%
      Vanguard Balanced Index Fund                         7.549%         2,970,895        2,402,519         12.832%
                                                                       -----------------------------
Total Plan interest in Master Trust                                      18,611,814       16,971,920
                                                                       =============================
Net assets available for benefits                                      $ 18,768,716   $   17,189,325
                                                                       =============================


See accompanying notes.

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

8. FUND INFORMATION (CONTINUED)

        Individual Account Retirement Plan for Cooper Cameron Corporation
           Hourly Employees, IAM, at the Superior Plant (Plan No. 010)


                 Statements of Net Assets Available for Benefits


                                                      PLAN INTEREST                                        PLAN INTEREST
                                                     PERCENTAGE IN                                        PERCENTAGE IN
                                                     COOPER CAMERON                                       COOPER CAMERON
                                                    CORPORATION MASTER                                   CORPORATION MASTER
                                                    TRUST FOR DEFINED                                    TRUST FOR DEFINED
                                                   CONTRIBUTION PLANS                                   CONTRIBUTION PLANS
                                                        FUNDS AT                                             FUNDS AT
                                                    DECEMBER 31, 1998           DECEMBER 31              DECEMBER 31, 1997
                                                    (NOTES 1 AND 2)        1998              1997        (NOTES 1 AND 2)
                                                   ------------------------------------------------------------------------
ASSETS
Contributions receivable:
   Employer                                                             $    16,705      $     9,863
   Employee                                                                  16,090           21,204
                                                                        ----------------------------
Total contributions receivable                                               32,795           31,067

Plan interest in Cooper Cameron Corporation
   Master Trust for Defined
   Contribution Plans (Notes 1 and 2):
      Company Stock Fund                                  0.508%            271,513           36,512           0.033%
      Fidelity Growth Company Fund                        1.516%            378,688               --              --
      Fixed Income Fund                                   2.057%          1,705,178        2,786,425           3.674%
      Money Market Fund                                   0.828%            167,250               --              --
      Stock Market Fund                                   0.413%            360,790               --              --
      Vanguard Balanced Index Fund                        1.080%            425,224           16,990           0.091%
                                                                        ----------------------------
Total Plan interest in Master Trust                                       3,308,643        2,839,927
                                                                        ============================
Net assets available for benefits                                       $ 3,341,438      $ 2,870,994
                                                                        ============================


See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


8. FUND INFORMATION (CONTINUED)

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation
                     Buffalo, New York Plant (Plan No. 005)


                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 31, 1998


                                                                                               PARTICIPANT-DIRECTED
                                                                       -------------------------------------------------------------
                                                                                        FIDELITY
                                                                         COMPANY         GROWTH        FIXED         MONEY
                                                                          STOCK         COMPANY        INCOME        MARKET
                                                                           FUND           FUND          FUND          FUND
                                                                       -------------------------------------------------------------
Additions:
   Contributions:
      Employer                                                         $    46,758    $    33,498   $    40,324    $   111,043
      Employee                                                              66,708         48,511        65,684         88,163
                                                                       -------------------------------------------------------------
Total contributions                                                        113,466         82,009       106,008        199,206


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                            (680,198)       122,863        95,873         24,591
                                                                       -------------------------------------------------------------
Total additions                                                           (566,732)       204,872       201,881        223,797

Deductions:
   Benefits paid to participants                                              --             --         115,795         10,095

Other changes in net assets:
   Interfund transfers                                                     162,812         16,648         2,556         50,441
   Net asset withdrawals (Note 5)                                           (4,690)          --         (17,341)          --
                                                                       -------------------------------------------------------------
Total other changes                                                        158,122         16,648       (14,785)        50,441
                                                                       -------------------------------------------------------------
Net increase (decrease)                                                   (408,610)       221,520        71,301        264,143

Net assets available for benefits at beginning of year                   1,056,353        462,860     1,605,007        406,973
                                                                       -------------------------------------------------------------
Net assets available for benefits at end of year*                      $   647,743    $   684,380   $ 1,676,308    $   671,116
                                                                       =============================================================






                                                                           PARTICIPANT-DIRECTED
                                                                       --------------------------    -----------
                                                                                       VANGAURD
                                                                         STOCK         BALANCED
                                                                         MARKET         INDEX           TOTAL
                                                                          FUND           FUND            PLAN
                                                                       --------------------------    -----------
Additions:
   Contributions:
      Employer                                                         $    86,011    $    75,723    $   393,357
      Employee                                                             133,403        112,277        514,746
                                                                       --------------------------    -----------
Total contributions                                                        219,414        188,000        908,103


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                             413,349        270,774        247,252
                                                                       --------------------------    -----------
Total additions                                                            632,763        458,774      1,155,355

Deductions:
   Benefits paid to participants                                              --             --          125,890

Other changes in net assets:
   Interfund transfers                                                      23,382       (255,839)          --
   Net asset withdrawals (Note 5)                                           (7,752)        (7,752)       (37,535)
                                                                       --------------------------    -----------
Total other changes                                                         15,630       (263,591)       (37,535)
                                                                       --------------------------    -----------
Net increase (decrease)                                                    648,393        195,183        991,930

Net assets available for benefits at beginning of year                   1,339,436      1,674,258      6,544,887
                                                                       --------------------------    -----------
Net assets available for benefits at end of year*                      $ 1,987,829    $ 1,869,441    $ 7,536,817
                                                                       ==========================    ===========

* Ending fund balances include allocated contribution receivables.


See accompanying notes.

                       Cooper Cameron Corporation Selected
                       Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


8. FUND INFORMATION (CONTINUED)

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation
                       Grove City Facility (Plan No. 006)


                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 31, 1998






                                                                                               PARTICIPANT-DIRECTED
                                                                       -------------------------------------------------------------
                                                                                        FIDELITY
                                                                         COMPANY         GROWTH        FIXED         MONEY
                                                                          STOCK         COMPANY        INCOME        MARKET
                                                                           FUND           FUND          FUND          FUND
                                                                       -------------------------------------------------------------
Additions:
   Contributions:
      Employer                                                         $    43,628    $    52,630   $    58,331    $   377,149
      Employee                                                              44,396         55,969        60,319        268,978
                                                                       -------------------------------------------------------------
Total contributions                                                         88,024        108,599       118,650        646,127


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                            (883,654)       273,948       538,213         27,808
                                                                       -------------------------------------------------------------
Total additions                                                           (795,630)       382,547       656,863        673,935

Deductions:
   Benefits paid to participants                                             9,119         27,417     1,387,846        104,506

Other changes in net assets:
   Interfund transfers                                                      99,710         61,928       (25,277)       (28,742)
   Net asset admissions (Note 5)                                              --             --          33,597          2,164
                                                                       -------------------------------------------------------------
Total other changes                                                         99,710         61,928         8,320        (26,578)

Net increase (decrease)                                                   (705,039)       417,058      (722,663)       542,851
                                                                       -------------------------------------------------------------
Net assets available for benefits at beginning of year                   1,337,242        998,701     9,608,085        277,115
                                                                       -------------------------------------------------------------
Net assets available for benefits at end of year*                      $   632,203    $ 1,415,759   $ 8,885,422    $   819,966
                                                                       =============================================================






                                                                           PARTICIPANT-DIRECTED
                                                                       -------------------------     -----------
                                                                                       VANGAURD
                                                                         STOCK         BALANCED
                                                                         MARKET         MARKET          TOTAL
                                                                          FUND           FUND            PLAN
                                                                       -------------------------     -----------
Additions:
   Contributions:
      Employer                                                         $    56,147   $    84,870     $   672,755
      Employee                                                              58,009        99,578         587,249
                                                                       -------------------------     -----------
Total contributions                                                        114,156       184,448       1,260,004


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                             403,730       346,846         706,891
                                                                       -------------------------     -----------
Total additions                                                            517,886       531,294       1,966,895

Deductions:
   Benefits paid to participants                                            42,549        30,215       1,601,652

Other changes in net assets:
   Interfund transfers                                                     102,827      (210,446)          --
   Net asset admissions (Note 5)                                              --            --            35,761
                                                                       -------------------------     -----------
Total other changes                                                        102,827      (210,446)         35,761
                                                                       -------------------------     -----------
Net increase (decrease)                                                    578,164       290,633         401,004

Net assets available for benefits at beginning of year                   1,401,630     2,090,480      15,713,253
                                                                       -------------------------     -----------
Net assets available for benefits at end of year*                      $ 1,979,794   $ 2,381,113     $16,114,257
                                                                       =========================     ===========

* Ending fund balances include allocated contribution receivables.


See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


8. FUND INFORMATION (CONTINUED)

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation
                  Missouri City, Texas Facility (Plan No. 007)


                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 31, 1998


                                                                                               PARTICIPANT-DIRECTED
                                                                       -------------------------------------------------------------
                                                                                        FIDELITY
                                                                         COMPANY         GROWTH        FIXED         MONEY
                                                                          STOCK         COMPANY        INCOME        MARKET
                                                                           FUND           FUND          FUND          FUND
                                                                       -------------------------------------------------------------

Additions:
   Contributions:
      Employer                                                         $    20,168    $     4,885    $    17,077    $   219,393
      Employee                                                              38,533         10,997         47,536        138,435
                                                                       -------------------------------------------------------------
Total contributions                                                         58,701         15,882         64,613        357,828


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                            (992,793)        36,195        290,025         15,683
                                                                       -------------------------------------------------------------
Total additions                                                           (934,092)        52,077        354,638        373,511

Deductions:
   Benefits paid to participants                                            33,959         37,239      1,196,127         85,757

Other changes in net assets:
   Interfund transfers                                                     226,964        (13,193)       (89,447)       (34,777)
   Net asset withdrawals (Note 5)                                             (547)        (1,090)        (3,063)        (5,286)
                                                                       -------------------------------------------------------------
Total other changes                                                        226,417        (14,283)       (92,510)       (40,063)
                                                                       -------------------------------------------------------------
Net increase (decrease)                                                   (741,634)           555       (933,999)       247,691

Net assets available for benefits at beginning of year                   1,497,627        149,932      4,971,312        160,445
                                                                       -------------------------------------------------------------
Net assets available for benefits at end of year*                      $   755,993    $   150,487    $ 4,037,313    $   408,136
                                                                       =============================================================



                                                                           PARTICIPANT-DIRECTED
                                                                       --------------------------
                                                                                       VANGAURD
                                                                         STOCK         BALANCED
                                                                         MARKET         MARKET          TOTAL
                                                                          FUND           FUND            PLAN
                                                                       --------------------------    -----------
Additions:
   Contributions:
      Employer                                                         $     7,807    $    11,461    $   280,791
      Employee                                                              12,582         12,770        260,853
                                                                       --------------------------    -----------
Total contributions                                                         20,389         24,231        541,644


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                              58,476         54,121       (538,293)
                                                                       --------------------------    -----------
Total additions                                                             78,865         78,352          3,351

Deductions:
   Benefits paid to participants                                            33,257         33,784      1,420,123

Other changes in net assets:
   Interfund transfers                                                     (92,101)         2,554           --
   Net asset withdrawals (Note 5)                                             (502)          (429)       (10,917)
                                                                       --------------------------    -----------
Total other changes                                                        (92,603)         2,125        (10,917)
                                                                       --------------------------    -----------
Net increase (decrease)                                                    (46,995)        46,693     (1,427,689)

Net assets available for benefits at beginning of year                     291,445        344,383      7,415,144
                                                                       --------------------------    -----------
Net assets available for benefits at end of year*                      $   244,450    $   391,076    $ 5,987,455
                                                                       ==========================    ===========


* Ending fund balances include allocated contribution receivables.


See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


8. FUND INFORMATION (CONTINUED)

               Individual Account Retirement Plan for Hourly-Paid
                  Employees at the Cooper Cameron Corporation
                        Mount Vernon Plant (Plan No. 008)


                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 31, 1998


                                                                                           PARTICIPANT-DIRECTED
                                                                       ------------------------------------------------------------
                                                                                         FIDELITY
                                                                         COMPANY          GROWTH          FIXED           MONEY
                                                                          STOCK          COMPANY          INCOME          MARKET
                                                                           FUND            FUND            FUND            FUND
                                                                       -------------   ------------    ------------    ------------
Additions:
   Contributions:
      Employer                                                         $     79,386    $     92,381    $    115,279    $    579,722
      Employee                                                               53,177          88,662         154,656         370,433
                                                                       ------------    ------------    ------------    ------------
Total contributions                                                         132,563         181,043         269,935         950,155


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                           (1,334,728)        359,188         433,141          93,712
                                                                       ------------    ------------    ------------    ------------
Total additions                                                          (1,202,165)        540,231         703,076       1,043,867

Deductions:
   Benefits paid to participants                                              5,924          86,716         670,902          83,733

Other changes in net assets:
   Interfund transfers                                                      727,982         (60,917)       (182,318)       (206,361
   Net asset admissions (withdrawals) (Note 5)                                2,928         (17,637)         13,958          15,478
                                                                       ------------    ------------    ------------    ------------
Total other changes                                                         730,910         (78,554)       (168,360)       (190,883
                                                                       ------------    ------------    ------------    ------------
Net increase (decrease)                                                    (477,179)        374,961        (136,186)        769,251

Net assets available for benefits at beginning of year                    2,414,151       1,476,967       7,482,147       1,448,585
                                                                       ------------    ------------    ------------    ------------
Net assets available for benefits at end of year*                      $  1,936,972    $  1,851,928    $  7,345,961    $  2,217,836
                                                                       ============    ============    ============    ============


                                                                              PARTICIPANT-DIRECTED
                                                                          ----------------------------
                                                                                            VANGUARD
                                                                             STOCK          BALANCED
                                                                            MARKET           INDEX            TOTAL
                                                                             FUND             FUND            PLAN
                                                                          ------------    ------------    ------------
Additions:
   Contributions:
      Employer                                                            $    110,046    $    144,773    $  1,121,587
      Employee                                                                 125,643         171,216         963,787
                                                                          ------------    ------------    ------------
Total contributions                                                            235,689         315,989       2,085,374


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                                 535,742         439,265         526,320
                                                                          ------------    ------------    ------------
Total additions                                                                771,431         755,254       2,611,694

Deductions:
   Benefits paid to participants                                                63,859          75,569         986,703

Other changes in net assets:
   Interfund transfers                                                        (185,292)        (93,094)             --
   Net asset admissions (withdrawals) (Note 5)                                 (39,755)        (20,572)        (45,600)
                                                                          ------------    ------------    ------------
Total other changes                                                           (225,047)       (113,666)        (45,600)
                                                                          ------------    ------------    ------------
Net increase (decrease)                                                        482,525         566,019       1,579,391

Net assets available for benefits at beginning of year                       1,937,282       2,430,193      17,189,325
                                                                          ------------    ------------    ------------
Net assets available for benefits at end of year*                         $  2,419,807    $  2,996,212    $ 18,768,716
                                                                          ============    ============    ============

* Ending fund balances include allocated contribution receivables.


See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


8. FUND INFORMATION (CONTINUED)

                  Individual Account Retirement Plan for Cooper
                Cameron Corporation Hourly Employees, IAM, at the
                          Superior Plant (Plan No. 010)


                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 31, 1998

                                                                                           PARTICIPANT-DIRECTED
                                                                        ------------------------------------------------------
                                                                                        FIDELITY
                                                                         COMPANY         GROWTH         FIXED         MONEY
                                                                          STOCK         COMPANY        INCOME         MARKET
                                                                          FUND            FUND          FUND           FUND
                                                                        -----------    -----------   -----------   -----------
Additions:
   Contributions:
      Employer                                                         $     5,604    $    19,466   $    26,690    $   125,722
      Employee                                                               8,725         21,684        44,970         62,882
                                                                       -----------    -----------   -----------    -----------
Total contributions                                                         14,329         41,150        71,660        188,604


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                            (142,312)        74,386       105,007          5,032
                                                                       -----------    -----------   -----------    -----------
Total additions                                                           (127,983)       115,536       176,667        193,636

Deductions:
   Benefits paid to participants                                                --             --       114,264          2,230

Other changes in net assets:
   Interfund transfers                                                     364,868        266,520    (1,127,720)       (42,276)
   Net asset withdrawals (Note 5)                                               --             --       (10,368)          (753)
                                                                       -----------    -----------   -----------    -----------
Total other changes                                                        364,868        266,520    (1,138,088)       (43,029)
                                                                       -----------    -----------   -----------    -----------
Net increase                                                               236,885        382,056    (1,075,685)       148,377

Net assets available for benefits at beginning of year                      36,512            119     2,786,860         29,957
                                                                       -----------    -----------   -----------    -----------
Net assets available for benefits at end of year*                      $   273,397    $   382,175   $ 1,711,175    $   178,334
                                                                       ===========    ===========   ===========    ===========


                                                                          PARTICIPANT-DIRECTED
                                                                       --------------------------
                                                                                       VANGUARD
                                                                          STOCK        BALANCED
                                                                         MARKET         INDEX         TOTAL
                                                                          FUND           FUND         PLAN
                                                                       ------------  ------------  ------------
Additions:
   Contributions:
      Employer                                                         $    20,367   $    23,586   $   221,435
      Employee                                                              31,756        35,856       205,873
                                                                       -----------   -----------   -----------
Total contributions                                                         52,123        59,442       427,308


   Net investment gain (loss) from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses
      (Note 2)                                                              69,847        58,791       170,751
                                                                       -----------   -----------   -----------
Total additions                                                            121,970       118,233       598,059

Deductions:
   Benefits paid to participants                                                --            --       116,494

Other changes in net assets:
   Interfund transfers                                                     243,215       295,393            --
   Net asset withdrawals (Note 5)                                               --            --       (11,121)
                                                                       -----------   -----------   -----------
Total other changes                                                        243,215       295,393       (11,121)
                                                                       -----------   -----------   -----------
Net increase                                                               365,185       413,626       470,444

Net assets available for benefits at beginning of year                         118        17,428     2,870,994
                                                                       -----------   -----------   -----------
Net assets available for benefits at end of year*                      $   365,303   $   431,054   $ 3,341,438
                                                                       ===========   ===========   ===========

* Ending fund balances include allocated contribution receivables.


See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)



9. SUBSEQUENT EVENT

The Company intends to close the Cooper Cameron Corporation Missouri City, Texas facility during 1999. As a result, participants terminating employment at this facility subsequent to January 1, 1999 were fully vested in their account balances in the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Missouri City, Texas Facility.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
AT THE SUPERIOR PLANT



     /s/  Jane L. Crowder
--------------------------------------
By:  Jane L. Crowder
     Member of the Plan Administration
     Committee


Date:  June 29, 1999

                               INDEX TO EXHIBITS

Exhibit
Number                   Description
-------                  -----------
  23                Consent of Independent Auditors